IMPORTANT INFORMATION
CSX Corporation plans to file with the SEC and furnish to its shareholders a Proxy Statement in connection with its 2008 Annual Meeting, and advises its security holders to read the Proxy Statement relating to the 2008 Annual Meeting when it becomes available, because it will contain important information. Security holders may obtain a free copy of the Proxy Statement and other documents (when available) that CSX files with the SEC at the SEC’s website at www.sec.gov. The Proxy Statement and these other documents may also be obtained for free from CSX by directing a request to CSX Corporation, Attn: Investor Relations, David Baggs, 500 Water Street C110, Jacksonville, FL 32202.

CERTAIN INFORMATION CONCERNING PARTICIPANTS
CSX, its directors and named executive officers may be deemed to be participants in the solicitation of CSX’s security holders in connection with its 2008 Annual Meeting. Security holders may obtain information regarding the names, affiliations and interests of such individuals in CSX’s Annual Report on Form 10-K for the year ended December 29, 2006 and its proxy statement dated March 30, 2007, each of which is on file with the SEC.  To the extent holdings of CSX securities have changed since the amounts printed in the proxy statement, dated March 30, 2007, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 or Form 5 filed with the SEC.

EXHIBIT 1

TRANSCRIPT

Operator

For the opening remarks and introduction, I would like to turn the call over to Mr. David Baggs, Assistant Vice President, Investor Relations, for CSX Corporation.

David Baggs - CSX Corporation - Assistant VP,  IR

Thank you, and good morning, everyone, and again welcome to our fourth quarter earnings call. The presentation material that we'll review this morning along with our quarterly financial report and our safety and service measurements are available on our website at CSX.com under the investor section. In addition, following the presentation, a webcast and podcast replay will be available for your review. Here representing CSX this morning are Michael Ward, the Company's Chairman, President, and Chief Executive Officer; Tony Ingram, Chief Operating Officer; Clarence Gooden, Chief Sales and Marketing Officer; and Oscar Munoz, Chief Financial Officer. Before we get started, our proxy disclosure provides important information about our 2008 annual meeting, and we encourage you to read this information for further detail. At the same time, please keep in mind that this is an earnings call and our remarks during the presentation and Q&A session will focus on our financial and operational performance. We do not intend to take any questions this morning on other topics. Also let me remind everyone that the presentation and other statements made by the Company contain forward-looking statements and actual performance could differ materially from the results anticipated by these forward-looking statements. With that let me turn the presentation over to CSX Corporation's Chairman, President, and Chief Executive Officer, Michael Ward. Michael?

Michael Ward - CSX Corporation - Chairman, President, CEO

Well, thank you, David and good morning, everyone. Well, it was another great quarter and another great year for CSX. Once again, our team delivered better year-over-year results, outperformed expectations, and continued to generate value for our shareholders. This despite a softer economy and higher fuel prices. Today, we reported fourth quarter net earnings of $0.86 per share up 15% from the $0.75 per share in the fourth quarter of last year. On a comparable basis, EPS was $0.85 versus $0.57 last year.

At the heart of this performance are great operations. Tony and the operating team drove safety and service to all-time best levels, once again. On the safety front our sustained improvements in reducing personal injuries over the past three years resulted in a favorable reserve adjustment for the quarter. At the same time, our terrific service performance translated into greater value for our customers, who are getting more of what they want when they want it. Better service enables us to achieve strong pricing, makes us more productive with our assets and improves the profitability of our business. This combination resulted in continuing improvement in our operating ratio which was below 77% for the quarter. With this strong momentum we're on our way toward driving the operating ratio to a mid to low 70's mark that we expect by 2010.

For the full year, CSX again delivered double digit growth in operating income and earnings per share up 14% and 22% respectively on a comparable basis. Service transportation revenues increased 5% and exceeded $10 billion for the first time in the Company's history. This reflects the higher quality of our service and the resiliency of the freight rail marketplace which has allowed us to overcome the effects of the softer environment for housing and auto related products. Full year operating income was more than $2.2 billion, a 14% increase and our operating ratio dropped below 78 for the first time in a decade. The team you're going to hear from today is leading the success across our network and with that I'll turn the presentation over to Tony to talk about operations. Tony?

Tony Ingram - CSX Corporation - COO

Thank you, Michael. Good morning, everyone. Once again, leadership, discipline, and execution produced great results for the quarter and for the year. First, safety is at all time best levels. The FRA data shows CSX in the top two railroads. We'll continue our drive to the safest network in North America. Second, we continue to be more productive. The gains are offsetting inflation and driving down the operating ratio, and we're running the Plan. Service improved across-the-board and remained at all time best levels. Now let's look at the results in more detail.

Slide nine shows the excellent trends in safety. In the yellow box, you see personal injuries at 1.26 for the quarter. That's an improvement of 7% over 2006. Average frequency for the full year improved to 1.21 or 17% better than the year before. Train accidents were 2.85 for the quarter. They improved 21% from prior year and for the full year, train accidents improved 20% to 2.83. Our continued focus on safety will take us to higher levels of performance in 2008.

Let's turn to on time performance. A key driver for service. On-time originations were 81% for the quarter. The best fourth quarter in our history. For the full year, originations increased to 79%, another all-time best. Keep in mind that we measure origination to the minute. On-time arrivals were 73% in the quarter and improved to 70% for the full year. Our focus on Plan execution continues to produce strong results.

Now, looking at slide 11, our network is running well and producing a strong service product for our customers. In the terminals, cars are making their connections faster. On average, dwell time was about 22 hours in the quarter. That's an 8% improvement from 2006 and the positive trend continued on a rolling 12 months. On the line of road, train velocity improved to 21.2 miles per hour in the fourth quarter and 20.8 for the full year. Higher velocity is positive and stable velocity is key. We're getting both. We're doing it by focusing on the
Plan and making smart investments. In the end, all this leads to more consistent service for our customers.

Now let's turn to slide 12 and see what our customers tell us about our service. Every quarter we surveyed a large number of our customers. They rate our performance compared to trucks and the other rails. In 2007, customers gave us our highest score since the survey began six years ago. In total satisfaction, they rated us up there with the best for the quarter and for the year. Our customers are clearly feeling our improvements. Better service creates value for our customers and helps us grow the top line.

Wrapping up on slide 13, our plan is working. We will continue to get better and better with our leadership, discipline, and execution. Our momentum and safety and service will continue and we're driving productivity with discipline and great employees. We're not done yet. Now, let me turn it over to Clarence to review the sales and marketing results.

Clarence Gooden - CSX Corporation - EVP, Chief Sales, Marketing Officer

Thank you, Tony and good morning. The fourth quarter again proved that working with our customers in a free market environment is the best way to sustain a vibrant rail industry and global competitive advantage for our customers. This morning, I will highlight our results, the primary drivers of those results, and offer insights on what we see ahead for 2008.

CSX achieved another successful quarter of revenue growth despite the continued softness in the housing and the automotive sectors of the economy. Revenues increased 8% to a fourth quarter record of nearly $2.6 billion, exceeding the prior year by $181 million as yield improvements more than offset the impact of lower volume. These yield improvements continue to reflect the superior value we are providing our customers through improved service as well as the impact of higher fuel cost reflected in our fuel recovery programs. This builds on our success in delivering uninterrupted quarterly revenue growth for nearly six years. And now looking at pricing on the next slide, the line on this chart reflects the year-over-year change in total revenue per unit, which includes the impact of price, fuel, and mix.

During the fourth quarter overall revenue per unit increased 10.5% due to both increased fuel recovery and price increases. The bars on the chart reflect the increase in price on a same-store sales basis which excludes the impact from fuel and mix. Same-store sales are defined as shipments with the same customers, same commodities and car types, shipped between the same origin and destination. These shipments represent approximately 75% of our total traffic base. Same-store sales price increases were 6.7% for the quarter which is consistent with the increases you've seen over the last three years. Based on the value we are providing to our customers through improved service we expect that momentum to continue at a rate of 5 to 6% for the full year 2008 which is consistent with the expectations we have communicated over the past year, and now let us look at various markets.

Quarterly merchandise revenue of nearly $1.3 billion increased 7%. This growth was driven by stronger yields in all markets as revenue per unit increased 11% more than offsetting the weakness in volumes which continued to feel the impact of softness in the automotive and housing sectors. We saw the most significant volume declines in our forest products and food and consumer markets due to reduced shipments of lumber, building products, roofing granules, and appliances. Volumes grew in agricultural products and phosphates and fertilizers due in large part to the increased demand for ethanol. As a result five of the seven merchandise markets increased in revenue with phosphates, agricultural products, and chemicals producing the most significant gains. The fourth quarter revenue results were an all-time high in agricultural products with double-digit increases in feed ingredients and wheat, ethanol revenue doubled in the quarter versus the prior year.

Let's turn now and review the results in coal. Quarterly coal revenues improved to $683 million. This is an increase of over 13% and represents a new quarterly record. Continued strong demand for export coal during the quarter offset declines in shipment to utilities as Eastern utility coal stockpiles remain at target levels. Export shipments are exceeding levels that have not been seen since the early 1990's due to strong overseas demand, limitations from overseas producers, high vessel rates, and a weak U.S. dollar, and we expect these favorable conditions to continue over the near term.

While the number of carloads was flat, the actual tonnage increased nearly 1% as customers put new, high capacity cars into service. Revenue per unit increased nearly 14% in the quarter. We expect a favorable pricing environment to continue as we reprice long term contracts to current market levels.

Now turning to our automotive market for its results, quarterly automotive revenue of $215 million increased over 2%. CSX's volume was consistent with Big 3 production declines in the fourth quarter as the slowing economy and tight credit conditions are impacting auto sales. In addition, the Big 3 reduction in fleet sales and the shift from SUV's to crossover vehicles hurt CSX volumes. Pricing actions and fuel recovery resulted in an increase in revenue per unit of 5%. Long-term, we're well positioned with our diverse portfolio of business with the Big 3, which will continue to be supplemented with the additional growth from the new domestics.

Now turning to our intermodal results, quarterly intermodal revenue of $358 million was flat versus last year as higher revenue per unit offset a decline in volume. Revenue per unit increased due to intermodal's continued focus on the bottom line as traffic mix, fuel recovery, and yield improvements drove revenue per unit 4% higher in the quarter. The overall volume decrease was driven by declines in international traffic which was down 17% due to losses across a few accounts in previous quarters and slower import growth from Asian markets, partially offsetting the international declines were gains in domestic volumes. New, shorter haul services into and out of Atlanta and Marion, Ohio, as well as the opening of a new terminal in Chambersburg, Pennsylvania helped drive a 15% increase in domestic traffic. These new domestic services will continue to be a catalyst for growth in the future. And now let's take a look at the intermodal operating income for the fourth quarter.

Intermodal had a record fourth quarter profit of $77 million representing a 13% increase over last year's fourth quarter. These results were achieved despite lower volumes as intermodal continued its focus on the bottom line and cost control. Total costs decreased $9 million year-over-year despite higher fuel prices driven by greater efficiency and productivity including improved equipment utilization and expenses associated with lower volume. The combination of intermodal's top line actions and tight cost controls led to a 2.5 point improvement in operating ratio to a record 78.5% for the quarter. Now let's take a look at the revenue outlook for the first quarter of 2008.

Of course, fuel prices are high right now and if we back out the impact of fuel recovery, our first quarter revenue outlook is still positive with five markets viewed as favorable, three viewed as neutral and only two viewed as unfavorable. Yield management will continue to be the key driver across all markets as we continue to improve the value of our service for our customers. Merchandise will see continued growth in agricultural products, chemicals, metals and phosphate, and fertilizer. Coal, coke, and iron ore revenues are also expected to remain strong due to the strength in the export market and the favorable pricing environment. Yield efforts should offset the volume losses in the automotive and emerging markets. Volume losses in the international segment of intermodal should moderate and be mostly offset by gains in the domestic business. Forest products and food and consumer markets will see moderating losses as a result of the continued softness in the housing sector.

Overall, we continue to see a favorable environment for the railroad industry despite the weakness in the housing and the automotive sectors. At the same time we remain committed to providing excellent service and value for our customers and we will not sacrifice price for short-term volume gains. Thank you, and now let me turn the presentation over to Oscar to review our financial results.

Oscar Munoz - CSX Corporation - EVP, CFO

Thank you, Clarence. And greetings and salutations to everyone as well. On slide 24, which represents our reported numbers, we recorded earnings per share of $0.86 for the fourth quarter, an increase of $0.11 from the prior year. Starting at the top of the slide and working our way down, and as Clarence mentioned, we have seen nearly six years of uninterrupted top line growth as our strong service product and our focus on yield management drove the $181 million improvement for the quarter. This increase was the primary driver in delivering surface transportation operating income of $609 million, reflecting improved operating performance and this team's focus on delivering continued improvement in our financial results. Moving below the line, other income increased $14 million primarily reflecting higher real estate sales.  Next line, interest expense increased $16 million relating to an incremental $1 billion of debt issued in the third quarter. Finally, income taxes are $82 million higher due to a prior year benefit and the increase in this year's earnings.

If we turn to the next slide let's look at our results on a comparable basis. After removing the gain on insurance recoveries, and the prior year gain on Conrail property and income tax benefits, EPS was $0.85 in this year's quarter versus $0.57 a year ago. Looking at operating income, removing the gain on insurance recoveries for both years our surface transportation businesses increased earnings $123 million or 26%.

Now, let's review the key drivers for the quarter on the next slide. In the quarter, we recorded a favorable adjustment in our personal injury reserves which was only partially offset by an increase in our environmental reserves. This favorable adjustment directly reflects the significant and sustained improvements we have made in reducing personal injuries. As depicted in the blue shaded area of the chart, our earnings momentum remains strong despite a softer economy and significant fuel headwinds in the quarter. We delivered core earnings growth of $67 million over last years previous fourth quarter record of $478 million. This was driven by our continued focus on yield management and cost control. The combination of these two items drove our record fourth quarter comparable operating income of $601 million.

Moving to the next slide, let's look at the major components of expense. As you can see from the chart, overall expense growth was driven by significantly higher fuel cost in the quarter. Total expenses were up 3% overall, however non-fuel expenses were down 2% versus last year. The drivers for the quarter were the Company's continued focus on productivity and efficiency and lower volumes.

Let's review our expenses in more detail starting with fuel. Overall, fuel increased 32% or $86 million versus last year. The primary driver was a $0.75 increase in the average price per gallon resulting in over $100 million of additional cost. This was partially offset not only by a decline in volume and ton miles but also by a continued focus on fuel efficiency. On the chart on the left, fuel efficiency as measured by gallons per gross ton mile, has been improving steadily over the last three years. In the fourth quarter alone, this improvement resulted in $9 million of year-over-year savings.

On the next slide, labor cost increased only 1% or $6 million from last year. We were able to hold costs basically flat as we continued to focus on rightsizing our resources to existing business levels. These savings were offset by the effects of inflation and other employee benefit costs. Going forward we expect our labor and fringe expenses to increase less than inflation as we achieve our productivity objectives.

Moving on to the next slide, MS&O expenses declined 6% or $29 million from last year. As I said previously, the primary driver for this decrease was a favorable reserve adjustment of $56 million comprised of a favorable change in personal injury reserves partially offset by costs in environmental. As you can see on the chart on the left the uncompromising focus on safety by our operations team resulted in a 48% decrease in personal injuries over the last three years. Reminder, we evaluate our personal injury reserves twice a year with the assistance of independent actuarial assessments analyzing historical and recent trends in claims and settlements. Partially offsetting this favorable benefit was the impact of course of inflation and the increase in costs related to the derailments in the quarter.

Now let's talk about rents on the next slide. For the quarter, rents declined 9% or $11 million as inflationary costs were more than offset by the impact of lower volumes and by the improvements in equipment utilization. On the chart on the left, payables days per load which measures the utilization of the freight cars where we pay rent, improved by 5% from the prior year and by 13% over the past two years. These results were reflective of our continued improvements in operational fluidity.

Let's finish with the remaining expenses on the next slide. All other expenses increased $6 million or 2% versus prior year. The driver of this increase was depreciation which was higher due to a net increase in our capital asset base. Mostly offsetting the increase are lower depreciation rates as a result of asset life studies completed during the year. Finally, our inland transportation expense was driven higher by the growth in our domestic intermodal traffic which resulted in an increase in trucking costs.

On the next slide and summing up our performance for the quarter, the combination of our continued focus on yield management combined with ongoing productivity improvements produced incomparable operating ratio of 76.7. This continues our industry leading improvement of nearly 900 basis points over the last three years and is our best fourth quarter operating ratio in the last 10 years. While we're pleased with the progress we've made to date, we are intently focused on our goal of achieving a mid to low 70's ratio by 2010. That finishes our fourth quarter review.

Let's turn to slide 34 and look at the full year. As Michael mentioned earlier 2007 was another successful year for the Company. For the full year we again produced record comparable results with operating income improving 14% to $2.2 billion and earnings per share improving 22% to $2.70. However the real story is the three year progression of the Company's financial momentum. Over this period, operating income has more than doubled and earnings per share have nearly tripled reflecting the improved pricing environment and the over $400 million in productivity improvements delivered by this team.

As we move to the next slide, this financial momentum has resulted in incremental cash flow. In '07 we generated $145 million in total free cash, consistent with our guidance of 100 plus that we gave at our September investor conference. Our strong results and cash flow generation enabled us to make three strategic decisions for the benefit of our shareholders. First and as we mentioned in September we invested an additional $200 million to refinance existing leased locomotive capacity. Second, we made a significant pension contribution, fully funding our major qualified plans in the fourth quarter. And third, we increased our dividends to shareowners by 50% over this year and have more than doubled them over the last two years reflecting our strong committment in returning value to shareowners. This committment is also reflected in our current $3 billion share repurchase program that we can walk through on the next slide.

During the fourth quarter we repurchased $565 million or just over 13 million shares of our common stock. To date we have completed 70% of our $3 billion program and we remain on track to finish the program this year. Over the last two years, including previous share repurchase programs, the Company has bought over $2.6 billion of its outstanding common stock representing over 65 million shares. As we've demonstrated we will continue to have a balanced approach in the use of our free cash between reinvesting in our business and providing direct value to our shareowners through dividends and share repurchases.

And as you can see on the next slide, this balanced approach in returning value to our shareowners is based on the high level of confidence that we have in the future of our Company and this evolving transportation marketplace. As a reminder through 2010, the Company will be producing double digit growth in operating income and earnings per share off this record 2007 base. At the same time, the Company will drive its operating ratio to the mid to low 70's and produce free cash flow before dividends approaching the $1 billion mark by 2010. So with that let me turn it back to our Chairman, Michael Ward, for his remarks.

Michael Ward - CSX Corporation - Chairman, President, CEO

Well thank you, Oscar. Those of you that have been with us for the last three years have seen your share value rise by 120%. That's better than any of our peers and better than 90% of the S&P 500. We're creating that value by leveraging the resiliency of our industry and combining that with even stronger operations. This team has reduced the Company's operating ratio by nearly 900 basis points over the past three years to its best level in a decade. This success is due to the top line growth and aggressive process improvements which have produced more than $400 million of savings over the last three years. Over the next three years, we will drive even greater efficiency as we target a mid to low 70's operating ratio by 2010.

At the same time, we must and will make strategic targeted investments to capitalize on the growth potential of our industry. Long term, that potential is driven by growing and shifting populations, increasing global trade, and traffic congestion on the highways. Near term, we will build on our momentum to again deliver record results for 2008. For this team, it's not enough to just participate in the rail renaissance. We want to lead it, by creating a 21st century freight transportation network that is best-in-class. As I've said before, you cannot and should not underestimate the importance of this critical service we provide to the country. This means that we have to be responsive to the safety, security, and economic needs of the nation. That takes investment, discipline, and dedicated employees. We have all three.

By just about every measure of safety, service, and financial performance, your Company, CSX, is the fastest improving company in an extremely attractive industry. Today, in fact, we rank among the industry's best in safety and service and have created more shareholder value than any other railroad over the past three years. We're going to continue on that path. And along the way we will become the best company in more and more categories while remaining relentless in our pursuit of excellence across-the-board. With that we'll take your questions and ask that you please identify yourself and your affiliation for the benefit of all the participants on the call. Operator, we're ready to take calls at this point.

Operator

Thank you. The first question comes from Tom Wadewitz with JPMorgan. Your line is open.

Tom Wadewitz - JPMorgan - Analyst

Yes, good morning. Definitely impressive results this morning, so congratulations on that.

Michael Ward - CSX Corporation - Chairman, President, CEO

Thank you, Tom.

Tom Wadewitz - JPMorgan - Analyst

I wanted to understand a little bit in terms of your conviction and visibility on the pricing outlook for 2008, if you could just give a sense of how much of that is already locked in or carryover from 2007 and how much is still you need to go out and fight for and get put into contracts?

Clarence Gooden - CSX Corporation - EVP, Chief Sales, Marketing Officer

Well, Tom, this is Clarence. We remain pretty confident in our ability to achieve the 5 to 6% pricing gains in 2008 that we've told you about. Long term, we think we can keep our price above inflation. It's reflecting the value of the service we got. On our plan for next year, 2008, for this year, traffic that's either rolled over or we already have contracts signed on is somewhere in the neighborhood of 69% of the number that we expect to achieve.

Tom Wadewitz - JPMorgan - Analyst

Okay, great. That's helpful. In terms of the cost side of the equation, Tony, I was wondering or Michael, if you could give a sense of how much of the headcount reduction came from the TE&Y, the 3.5% headcount reduction in fourth quarter and how sensitive is that to volume growth, just in terms of our outlook for 2008 on headcount reduction.

Tony Ingram - CSX Corporation - COO

Well, Tom, your observation is right. It was in the T&E side and a lot of this was somewhat the attrition, we got ahead of attrition a little bit and the other was part of our improved operation and being able to reduce some of people on some of the jobs according to our agreement. We hope to get this worked down before half of the year is over with and get these people back to work as attrition comes in and that headcount should stay pretty stable through the year.

Tom Wadewitz - JPMorgan - Analyst

So, I mean, if volumes were flat in '08 would you still see headcount down year-over-year given, driven by things outside of TE&Y or if volumes were flat, would headcount be approximately flat?

Tony Ingram - CSX Corporation - COO

At this point, it would probably be about flat but if we had some pockets of areas where the business did go down, obviously, we would reduce in that area. I mean we would follow the trend if business went away or got weak in some markets then we would reduce more.

Tom Wadewitz - JPMorgan - Analyst

Okay, and just one last one and I'll pass it along. Oscar, on the MS&O line, if you add back the 56 million in P&I, and I'm not sure if it's fair to add all of that back but if you do it looks like the inflation is relatively high in that line, about 9%, which I just wonder if you could give a sense for what's driving that and what the right way to look forward at that line is? And thank you for the time.

Oscar Munoz - CSX Corporation - EVP, CFO

Tom, Oscar, yes, if you were to adjust for instance that full reserve amount I think that takes you about 20 or so above what kind of a normal run rate you'd expect. I'd attribute it in the fourth quarter to the couple derailments we had. I think that's about the size of those two issues and that's the primary source of that increase. And going forward again as you know, the MS&O line is one that fluctuates between the business operations day-to-day and all the risk and safety related items that go in there but clearly continue to drive that one down as well.

Tom Wadewitz - JPMorgan - Analyst

So the derailments were 20 million in costs?

Oscar Munoz - CSX Corporation - EVP, CFO

Yes, roughly.

Tom Wadewitz - JPMorgan - Analyst

Great, thank you.

Operator

The next question comes from John Barnes of BB&T Capital Markets. Your line is open.

John Barnes - BB&T Capital Markets - Analyst

Thanks. Congratulations, guys. Clarence? In looking at some of your comments on the volume outlook in '08, two areas. Number one on the coal side, can you give us an idea of, from domestic coal outlook, where inventory levels are with the utilities on your lines? Are you expecting an improvement as the year goes on or do you expect volumes to kind of be flat here on the coal side; I'm looking for more of a progression through the year in '08.

Clarence Gooden - CSX Corporation - EVP, Chief Sales, Marketing Officer

Well, John, as I mentioned the utility coals are pretty much at their target levels, so in both the North and the South, so excluding any super hot weather this summer, instead of building those inventories they're maintaining those inventories and we expect those to be relatively flat. With regard to export coal, export coals are very strong. They're strong both over Newport News and over our Baltimore peers. We expect those to remain strong, stronger than this year, throughout the coal market season of 2008.

John Barnes - BB&T Capital Markets - Analyst

Okay, and then on the intermodal side, is there any material piece of business up for renewal either domestic or international or new piece coming online that would influence the volume trends in 2008?

Clarence Gooden - CSX Corporation - EVP, Chief Sales, Marketing Officer

Well, I think our volumes are going to be slightly flat to down for the first quarter and as a result of some of the lower international volume, some of the losses that we had in the international volume but we have some new products that we've put in place. One is between Charlotte and Florida, the Chambersburg market is growing for us, the Marion market is growing for us, we've picked up new volume on the BNSF service into Atlanta so we think the domestic side will start to offset some of that weakness in the first half and we expect intermodal to grow in the second half.

John Barnes - BB&T Capital Markets - Analyst

Very good. Thanks for your time, guys.

Oscar Munoz - CSX Corporation - EVP, CFO

Thank you.

Operator

The next question comes from Scott Flower of Banc of America Securities. Your line is open.

Scott Flower - Banc of America Securities - Analyst

Good morning, all.

Michael Ward - CSX Corporation - Chairman, President, CEO

Good morning, Scott.

Scott Flower - Banc of America Securities - Analyst

Just a few questions for Clarence. Just trying to get a sense, has fuel surcharge coverage stayed about the same, has it improved? I'm just trying to get a sense of where you are on coverage.

Clarence Gooden - CSX Corporation - EVP, Chief Sales, Marketing Officer

We've actually improved a little bit, Scott. We're at coverage of some sort of fuel surcharge pricing mechanism of about 90% of our traffic.

Scott Flower - Banc of America Securities - Analyst

Okay, and then I'm just curious, versus third quarter, because obviously I've read through the Flash and there are moving parts and pieces but versus third quarter, did mix help you or is it about flat and was it basically the delta between your same shipper price and what happened to RPU was mainly fuel or did mix negatively or positively impact that?

Clarence Gooden - CSX Corporation - EVP, Chief Sales, Marketing Officer

Mix positively impacted it, but only by a small amount.

Scott Flower - Banc of America Securities - Analyst

Okay, so it was comparable to third quarter?

Clarence Gooden - CSX Corporation - EVP, Chief Sales, Marketing Officer

I'd say yes, that's true.

Scott Flower - Banc of America Securities - Analyst

Okay, and then just one other question for you and then I had one for either Mike or Oscar. Export coal obviously with robust demand and that's on April pricing cycle are you anticipating that when we look toward that time frame, that those markets will see nice yield gains?

Clarence Gooden - CSX Corporation - EVP, Chief Sales, Marketing Officer

Well, yes, I do. As you mentioned, Scott, that market runs from April to March so at least through March of 2009 we expect export coal to remain strong.

Scott Flower - Banc of America Securities - Analyst

But I mean in terms of the yield side?

Clarence Gooden - CSX Corporation - EVP, Chief Sales, Marketing Officer

Yes, sir.

Scott Flower - Banc of America Securities - Analyst

Okay and then just one quick one on the reserve side. Obviously you all have had a multi-year improvement in safety and that gets into how the actuaries look at your reserves, but are you trued up now or how should we think about that going forward? Because I know that in second quarter you've obviously had good reserve adjustments relative to past performance and then obviously now, are we sort of at the right run rate or is there still room for further reserve adjustments as we look into '08?

Oscar Munoz - CSX Corporation - EVP, CFO

Scott, this is Oscar. I guess the best way to look at it, you have it right. It's a frequency and a severity issue and both of those have been improving mightily as Tony outlined in his part of his presentation. Over the course of the last two/three years we have been accruing at a higher rate given our previous experience and so the reserve adjustments that you've seen are sort of a reduction of those P&L hits that we've taken over the last couple of years. To your question, are we trued up and such? You don't know. Our trends and our record will be continuously monitored every couple of years but we would expect that the magnitude of those changes would probably lessen in the future.

Scott Flower - Banc of America Securities - Analyst

And then just one clarification, when you talked about the -- I think it was roughly 56 million was a reserve adjustment, is that net of the environmental or is the environmental separate from that?

Oscar Munoz - CSX Corporation - EVP, CFO

It's net.

Scott Flower - Banc of America Securities - Analyst

Very good. Thank you, all.

Michael Ward - CSX Corporation - Chairman, President, CEO

Thank you.

Operator

The next question comes from Ken Hoexter of Merrill Lynch. Your line is open.

Ken Hoexter - Merrill Lynch - Analyst

Great, good morning. Clearly a rough day to post some pretty great results. On the fuel side, can you talk about was there any kind of -- could we see carryover to the first quarter? Was there any lag on fuel recoveries that you didn't get that you think are going to catch up in the first quarter? Could we see another benefit in the first quarter?

Oscar Munoz - CSX Corporation - EVP, CFO

Mr. Hoexter, this is Mr. Munoz, you know what, as you look forward here to the first quarter, unless you have a better crystal ball as to the price of fuel, as you know, if it stays relatively the same, there's one outcome and if it decreases, it has one outcome, so we just look out on the forward curve and base our assumptions that way.

Ken Hoexter - Merrill Lynch - Analyst

Okay, so I guess what I'm getting at is there's no, again if fuel would have had held steady, obviously it's down this morning but if it holds steady is there some sort of catch up because of the run-up in fuel toward the end of the quarter? I guess is what I'm asking.

Oscar Munoz - CSX Corporation - EVP, CFO

Again, it depends on what -- but to your point, if it stays steady, there wouldn't be much.

Ken Hoexter - Merrill Lynch - Analyst

Okay. And then on the intermodal side, obviously we've seen a huge shift I guess to more and more all water goods moving East. Does that, I guess ultimately is that where a large part of that lost volume is coming from, Clarence, or when you look at the volumes is there something else going because obviously the port volumes are slow but not as large a negative as the international slowdown.

Clarence Gooden - CSX Corporation - EVP, Chief Sales, Marketing Officer

No, Ken, as we mentioned earlier, earlier in the year 2007 we lost a couple of international accounts and that's impacted that volume.

Ken Hoexter - Merrill Lynch - Analyst

Right, but are those lost to other rail or is a lot of that now going truck? I guess what percentage is now going truck versus--?

Clarence Gooden - CSX Corporation - EVP, Chief Sales, Marketing Officer

It was lost to other rail.

Ken Hoexter - Merrill Lynch - Analyst

Okay. Great. Thanks for the time.

Operator

The next question comes from William Greene with Morgan Stanley. Your line is open.

William Greene - Morgan Stanley - Analyst

Yes, hi. Oscar, can you give us just some color on 2008 CapEx and also, not just the number but how you could or what would cause you to sort of flex it up or down? What's sort of the thought process there?

Oscar Munoz - CSX Corporation - EVP, CFO

Bill, the number you know, obviously, and the components are consistent with what the we've done this year and what we outlined in September. And your second question, I mean, obviously, we'll continue to kind of reevaluate market and regulatory conditions and as time goes on but at this point in time we would not see any change to the numbers that we've mentioned just a couple of months ago.

William Greene - Morgan Stanley - Analyst

And how much flexibility do you have around the number, if volumes disappoint? Is it sort of $50 million, $100 million that you could drop it or is it pretty much locked in now for full year regardless?

Oscar Munoz - CSX Corporation - EVP, CFO

We'll always reevaluate given market and regulatory conditions. We have flexibility any way we please but we are pretty committed to the numbers that we have in 2008.

William Greene - Morgan Stanley - Analyst

Okay, and then Clarence, if I could ask you just for your views on the volume numbers, do you have a sense for when we'll actually see them finally start to turn positive in aggregate?

Clarence Gooden - CSX Corporation - EVP, Chief Sales, Marketing Officer

Well, Bill, it's kind of hard for me to say in total given the market conditions, with the automotive and the housing sectors down. I would tell you that we'll have positive numbers in our agricultural products, we should have positive numbers in our coal. We'll have positive numbers in our phosphates, and fertilizers. Our metals markets right now looks like in the first quarter here are going to stay reasonably strong. Our chemical markets are sort of flat as we were given the guidance to you there at the end of the presentation but until the housing and automotive sectors come back in a big way because there's so many components that are tied into those product lines, it's difficult to say when everything in totality is going to rise.

William Greene - Morgan Stanley - Analyst

Clarence, just one last thing. On the legacy contracts that might not have been touched yet , what percentage are you at now?

Clarence Gooden - CSX Corporation - EVP, Chief Sales, Marketing Officer

Well, we're at 15% and in 2008, we should reprice about half of those.

William Greene - Morgan Stanley - Analyst

Okay, thanks for your help.

Operator

The next question comes from Edward Wolfe of Bear Stearns. Your line is open.

Edward Wolfe - Bear Stearns - Analyst

Thank you. Clarence, just a follow-up. How do you have 15% that haven't repriced but you're only 10 % now on fuel that isn't getting a surcharge? What's that 5% that are getting a fuel surcharge but have repriced?

Clarence Gooden - CSX Corporation - EVP, Chief Sales, Marketing Officer

Transactional business.

Edward Wolfe - Bear Stearns - Analyst

Okay. Can you talk about the net fuel impact in the fourth quarter ? You talked about the extra costs and the $18 million of being more efficient. Can you talk about how much the revenue was up year-over-year?

Clarence Gooden - CSX Corporation - EVP, Chief Sales, Marketing Officer

In which area was that again, please?

Edward Wolfe - Bear Stearns - Analyst

Fuel surcharge, just trying to figure out the net fuel impact in the quarter.

Clarence Gooden - CSX Corporation - EVP, Chief Sales, Marketing Officer

And ask me the question one more time.

Oscar Munoz - CSX Corporation - EVP, CFO

Maybe, I think you're asking more of a financial question , I think.

Edward Wolfe - Bear Stearns - Analyst

Yes.

Oscar Munoz - CSX Corporation - EVP, CFO

So when you saw the 86, right, on the net fuel thing, I would say the lag impact offset and reserve probably was half of that, so in the 40ish, the lag impact in the quarter.

Edward Wolfe - Bear Stearns - Analyst

Okay, thank you, that's helpful Oscar. Export coal, can you talk to how much your total volume right now is, consists of export coal and what the capacity is if you have a strong market where that could get to?

Clarence Gooden - CSX Corporation - EVP, Chief Sales, Marketing Officer

Well, right now, our best guess is that export coal this year will be about 30 million tons, 30.5 million tons. We think we have -- we know we have the car capacity for that. We brought the cars on, we've got the locomotive capacities in place and the crew capacity are in place to handle that. We've been through this on several exercises with our coal supplier so the coal supplies there and the contractual agreements are in place. The biggest issues in my view that the we're going to have in the export coal markets could be potential bottlenecks at ports. We have been in constant discussion with the four major coal peer operators on the East Coast that will be handling that volume. They've assured us that they're able to handle it. They've increased the maintenance at their facilities so we feel pretty comfortable right now being able to handle that volume.

Edward Wolfe - Bear Stearns - Analyst

Clarence that 30 to 35 you're talking about is 2008?

Clarence Gooden - CSX Corporation - EVP, Chief Sales, Marketing Officer

That's right.

Edward Wolfe - Bear Stearns - Analyst

Where were you in '07?

Clarence Gooden - CSX Corporation - EVP, Chief Sales, Marketing Officer

30 to 30.5.

Edward Wolfe - Bear Stearns - Analyst

I'm sorry that's what I meant. Where were you in '07?

Clarence Gooden - CSX Corporation - EVP, Chief Sales, Marketing Officer

About 19 to 20 million.

Edward Wolfe - Bear Stearns - Analyst

Okay, separately, metals, how do you expect metals to stay up if auto and housing is so weak? Is that something that's up right now but probably unless we get an improvement in those doesn't stay up or is there something driving that?

Clarence Gooden - CSX Corporation - EVP, Chief Sales, Marketing Officer

The United States consumes about 130 million tons of steel on an annual basis, just about year after year after year. We produce somewhere in the neighborhood of 105 million tons of steel here in the United States so as our steel demand declines, given the fact that most steel companies now are on a worldwide basis, imports is what actually declines coming into our country number one point. Number two is steel demand in China is still fairly strong and we expect it to stay strong through the Beijing Games this year. And the third factor is that in our steel industry today, pipe that is being used in the oil industry and in the natural gas industry is literally booming right now at an all-time high, so for this year, we expect U.S. steel to remain fairly robust.

Edward Wolfe - Bear Stearns - Analyst

Thanks and then finally Oscar, can you talk a little bit back towards the depreciation and the change in the asset life studies? There was a large one that you did in second quarter. Sounds like a smaller one this quarter on the intermodal side. How should we think of what $882 million in depreciation would have been under the old schedules during '08?

Oscar Munoz - CSX Corporation - EVP, CFO

Ed, probably the best way that I would suggest go forward aspects of this would be to take the fourth quarter overall number and then apply your models with the incremental capital that's going to be spent next year and I think with that you should be fine.

Edward Wolfe - Bear Stearns - Analyst

So in other words, this is an ongoing number and then on a go forward base, bake in depreciation based on capital spending?

Oscar Munoz - CSX Corporation - EVP, CFO

For capital expenditures. And there will be some minor issues but they're very small in nature.

Edward Wolfe - Bear Stearns - Analyst

All right, so in other words, you don't expect a grandfathering issue when we get there to make a difficult comp?

Oscar Munoz - CSX Corporation - EVP, CFO

No.

Edward Wolfe - Bear Stearns - Analyst

Okay, thank you.

Operator
The next question comes from John Larkin of Stifel Nicolaus. Your line is open.

John Larkin - Stifel Nicolaus - Analyst

Thank you, operator. Thanks for taking my call. A couple of questions ago somebody asked about the legacy contracts that are still out there, Clarence and I think you mentioned that about half of the 15% that have not been marked up to market will be repriced in '08. How does that tail look beyond 08?

Clarence Gooden - CSX Corporation - EVP, Chief Sales, Marketing Officer

John, it stretches out to in some cases 2012 and 2013 and there's very limited exceptions to that. They tend to be smaller contracts but it's on out a few more years.

John Larkin - Stifel Nicolaus - Analyst

Okay, so '09 is going to be quite a bit smaller in terms of repricing in '08 will turn out to be?

Clarence Gooden - CSX Corporation - EVP, Chief Sales, Marketing Officer

'09 will be smaller from repricing legacy contracts but not from repricing in general.

John Larkin - Stifel Nicolaus - Analyst

Okay, now Tony had mentioned that you all had taken about 3.5% I guess of the workforce out, presumably those people are on furlough, and then he went on to talk about how attrition ought to allow those people back to work, so my question is, as we get out into the second half of this year, presumably, your year-over-year volume comparison start to turn positive as I think somebody mentioned a few minutes ago and as you look out into let's say '09 we get back to let's say something like a 2 or 3 or 4% tonnage growth curve, presumably you're going to need to add more people to accommodate that growth. How early if you in fact have brought all of your experienced people back to work do you have to start hiring additional people and training them and when might those expenses start filtering through the income statement?

Tony Ingram - CSX Corporation - COO

John, it usually takes us four to five months to get our first level employee in place and as the attrition goes through the year, stays on target with our model and as our business stays on target, we'll look at those toward the end of the year.

Oscar Munoz - CSX Corporation - EVP, CFO

John, this is Oscar. If I could just add something to that, just as you walk through your scenario, the only thing that I would adjust a bit at your discretion is the previous history of how many people for how much volume is a model that I think Tony has been changing. So I think as you see the adds in overall headcount for the volume that we'll see in the future, it won't be at the same level that you would have expected before and in essence will be more productive and efficient, so it's something to note in the future.

John Larkin - Stifel Nicolaus - Analyst

Okay. And then maybe for Clarence, on the phosphate fertilizer and ag product side, which were very strong both in terms of volume and in terms of yield, my sense is that most of the ethanol business is concentrated in the Midwest, but that that could be shifting perhaps somewhat down into the Southeast as that trend continues. Can you talk a little bit how that might benefit CSX and what we might expect to see over the next couple of years in those markets?

Clarence Gooden - CSX Corporation - EVP, Chief Sales, Marketing Officer

Well, you're correct, John. Most of the plants in the ethanol business are located, a vast preponderance of those plants are located in the Midwest and where we've seen growth has been across New England states and some of the Mid Atlantic states. We're now starting to see growth come into the Southeast and most of that growth that's coming into the Southeast is coming in the form of a refined ethanol. We only have one major ethanol producing plant that's located in the Southeast and that's in Camilla, Georgia, and we would expect to be in a position to haul both inbound product, corn, as well as ethanol out of that facility. But there are no additional plants on the drawing board in the Southeast? We have some that's on the drawing board but I think what you're going to find is the principle preponderance of those plants are going to stay in the Midwest because of the proximity to corn, the availability of water supplies.

John Larkin - Stifel Nicolaus - Analyst

Okay, and then I was late tuning in because there was such a queue to sign up for the call, but were there any comments up front on capital spending, any changes in the thinking there with respect to the slow start that we're up to volume wise in the year?

Oscar Munoz - CSX Corporation - EVP, CFO

John, it's Oscar. No, there was no changes to the guidance that we've given for '08.

John Larkin - Stifel Nicolaus - Analyst

And I don't know, did Michael mention anything regarding the Company strategy to respond to the proxy battle that's been mounted against the Company?

Michael Ward - CSX Corporation - Chairman, President, CEO

John, at the beginning of the call it's unfortunate you missed it, we said our call today is really about the fourth quarter and year-end results.

John Larkin - Stifel Nicolaus - Analyst

Okay.

Michael Ward - CSX Corporation - Chairman, President, CEO

Really communications around that have some very tight proxy rules the SEC has, as you know.

John Larkin - Stifel Nicolaus - Analyst

I understand. Thank you very much for taking my questions.

Michael Ward - CSX Corporation - Chairman, President, CEO

Okay.

Operator

The next question comes from John Kartsonas of Citigroup Investment Research.

John Kartsonas - Citigroup Investment Research - Analyst

Yes, good morning.

Michael Ward - CSX Corporation - Chairman, President, CEO

Good morning.

John Kartsonas - Citigroup Investment Research - Analyst

Oscar, once again, you redirect your guidance for the next three years and day after day, the economic odds are bigger and bigger. Can you give us an idea of what the sensitivity of this guidance is to the economic environment and what are the chances of one day we'll wake up and this is (inaudible) because of a slower economy or so?

Oscar Munoz - CSX Corporation - EVP, CFO

Got you. Well, John, we wake up every day and we look at everything as you might expect, and then as is the history of this Company, a lot of our guidance is always very thoughtful in the long run with regards to wavering economic conditions, and so again, we revaluate everything but as we speak now, every time, the reason we reiterate that guidance every time we have a chance to is that our forward plans continue to show that kind of growth potential in this great transportation environment, and so the sensitivity is obviously is to a degree the economy but we've shown a lot of resiliency. It's I think a year ago at your conference, we established a pretty firm point that not only CSX but the industry would obviously grow financially through this cycle and we've proven that and I think that resiliency and the diversity of the portfolio continues. So again we relook at it every time we wake up and we feel confident once again at a rate that same guidance.

John Kartsonas - Citigroup Investment Research - Analyst

Okay, that's all I had, thanks.

Operator

The next question comes from Jason Seidl of Credit Suisse , your line is open.

Jason Seidl - Credit Suisse - Analyst

Thank you. Good morning, gentlemen. First question, maybe this is for Clarence. Clarence, how much of your sort of 2004 rail renaissance renewals that you had in pricing, what percent are they under today's market-rates right now?

Clarence Gooden - CSX Corporation - EVP, Chief Sales, Marketing Officer

I'm not sure I know the answer to that question. What percent are my 2004 rail renaissance rates under market-rate?

Jason Seidl - Credit Suisse - Analyst

Right, because 2004 is really the first full year that you guys had sort of renewed pricing power, but how much are those 2004 rates already below market-rates right now?

Oscar Munoz - CSX Corporation - EVP, CFO

We're having a hard time understanding your question.

Jason Seidl - Credit Suisse - Analyst

Sure, Oscar. In other words when you took your price increases in 2004, was really the first full year that you guys had pricing power, but those rates that you increased in 2004, how much below market are they right now as we're sitting here in 2008? So they might not be legacy renewals but as they renew, how far below true market-rates are the '04 rates?

Clarence Gooden - CSX Corporation - EVP, Chief Sales, Marketing Officer

Probably double digits.

Jason Seidl - Credit Suisse - Analyst

Double digits? Okay, that's perfect. Can I concentrate a little bit here on intermodal now? Your domestic was strong, obviously, you had a couple new service offerings open up in quarter but if you X out those new service offerings, what was sort of your same-store sales in intermodal domestic growth?

Clarence Gooden - CSX Corporation - EVP, Chief Sales, Marketing Officer

It's difficult to say in that because if I X those new services out, I had additional services through our brokerage and load board moving in. We had same-store sales RPU's moving up in intermodal. The biggest issue in intermodal was the loss of international traffic.

Jason Seidl - Credit Suisse - Analyst

Okay, fair enough and can you guys give us an update on the Maersk port and how much business you're seeing from that?

Clarence Gooden - CSX Corporation - EVP, Chief Sales, Marketing Officer

We're seeing very little business from the Maersk port You're talking about the one up at Norfolk, right?

Jason Seidl - Credit Suisse - Analyst

Right.

Clarence Gooden - CSX Corporation - EVP, Chief Sales, Marketing Officer

Very little. We have access, we do some business but not large quantities.

Jason Seidl - Credit Suisse - Analyst

Okay, gentlemen, thank you so much.

Clarence Gooden - CSX Corporation - EVP, Chief Sales, Marketing Officer

Yes.

Operator

The next question comes from David Feinberg of Goldman Sachs. Your line is open.

David Feinberg - Goldman Sachs - Analyst

Good morning. Two questions on intermodal. First, can you just remind us with regard to the contract losses that you referenced earlier when we'll begin to lap those in '08?

Clarence Gooden - CSX Corporation - EVP, Chief Sales, Marketing Officer

Yes. We'll start to lap those by the end of the first half.

David Feinberg - Goldman Sachs - Analyst

You'll start to or you'll complete or you'll finish?

Clarence Gooden - CSX Corporation - EVP, Chief Sales, Marketing Officer
We'll complete.

David Feinberg - Goldman Sachs - Analyst

Okay, and then just a general question. On the lanes that you served that are competitive with trucking, can you just give us a general sense in terms of what the pricing differential is between truck and rail intermodal shipments whether it be domestic or international today?

Clarence Gooden - CSX Corporation - EVP, Chief Sales, Marketing Officer

Well, it depends if it's domestic, it depends if it's international and it depends if it's premium. We're very competitive, meaning we're close to trucks on any type of international moves that are moving over the highway, we are very close and very competitive with truck on a door to door basis on just regular every day domestic traffic. We are priced under what premium trucking is getting.

David Feinberg - Goldman Sachs - Analyst

And when you say priced under, is that a 10% discount? Is it a 50% discount? Can you give us some sort of--?

Clarence Gooden - CSX Corporation - EVP, Chief Sales, Marketing Officer

It would be in the 10% range.

David Feinberg - Goldman Sachs - Analyst

Thank you. And then one question on labor. When we look a some of the temporary labor agencies that we also cover, workers compensation expense, that tends to be cyclical and what happens is during times of economic weakness, workers comp and other related employment insurance increases that follows year-over-year improvements during periods of economic expansion, so CSX safety initiatives aside, based on the previous cycles that the you've lived through, economic cycles are the MSO reductions that you've achieved in recent years could you see those reserve reductions slow and/or reverse themselves if we go into a recession?

Michael Ward - CSX Corporation - Chairman, President, CEO

We are under FELA David, so the experience under FELA is different than what you see under workmen's comp and it's probably a much more steady state given the age profile of our industry.

David Feinberg - Goldman Sachs - Analyst

Perfect, thank you very much.

Operator

Our last question comes from Ken Hoexter of Merrill Lynch. Your line is open.

Ken Hoexter - Merrill Lynch - Analyst

Hi, I just wanted to come back on a bigger picture question. Anything update in Washington that you've seen as far as the status of the few bills that have been progressing as we enter the election year?

Michael Ward - CSX Corporation - Chairman, President, CEO

Well, as you know, one of the big things we're very interested, Ken, is the investment tax credit which had 57 House of Representative sponsors and 16 in the Senate and we think there's a growing realization that there's a need for rail infrastructure in this country, and we think that that's going to continue to gain momentum, that bill next year, but I guess the real challenge is some of the pay as you go rules make it a little more challenging but I know you've seen the recent study where the National Service Transportation policy and revenue study came out and supported that rail infrastructure Tax Bill which we think is very encouraging. On the reregulation side, I think obviously, there's more discussion out there, I think we still are of a view that the policy makers in DC, when they get done evaluating the value we can bring to solving the infrastructure and environmental issues of this country will come out with balanced, reasoned approaches which will not put us under the burden of heavy regulation going forward.

Ken Hoexter - Merrill Lynch - Analyst

And the safety?

Michael Ward - CSX Corporation - Chairman, President, CEO

Well, on the safety side, I think as you know, some of the Rail Security Bills and Safety Bills, I think we are able to adapt to them and actually quite supportive because we are very concerned with the safety of our employees and the communities we operate in so I think those are things that we'll handle in the regular course of business, Ken.

Ken Hoexter - Merrill Lynch - Analyst

Mike, just a quick follow-up. On the investment tax credit is that being tossed into the debate right now about any of these bills that Bush is proposing to further throw money back into society?

Michael Ward - CSX Corporation - Chairman, President, CEO

I don't think it's gotten to that level of momentum yet.

Ken Hoexter - Merrill Lynch - Analyst

Okay. Thanks for the time.

Michael Ward - CSX Corporation - Chairman, President, CEO

Thank you. With that it appears that our call is over and we thank you for your attention and your interest in our earnings. Thank you very much.